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                     UNITED STATES               -------------------------------
          SECURITIES AND EXCHANGE COMMISSION             OMB APPROVAL
                Washington, D.C. 20549           -------------------------------

                                                   OMB Number:       3235-0518
                      Form CB                      Expires:          3/31/2005
                                                   Estimated average burden
                                                   hours per response:     2.0

                                                 -------------------------------
                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offering) [ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

                               Asda Group Limited
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                            (Name of Subject Company)

                                 Not applicable
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      (Translation of Subject Company's Name into English (if applicable))

                                England and Wales
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        (Jurisdiction of Subject Company's Incorporation or Organization)

                              Wal-Mart Stores, Inc.
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                        (Name of Person Furnishing Form)

                   8.375% Notes due 2007 of Asda Group Limited
                  10.875% Notes due 2010 of Asda Group Limited
                   6.625% Notes due 2015 of Asda Group Limited
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                     (Title of Class of Subject Securities)

                                 Not applicable
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              (CUSIP Number of Class of Securities (if applicable))

                                Ms. Denise Jagger
                               Asda Group Limited
                                   Asda House
                         Southbank, Great Wilson Street
                          Leeds LS11 5AD United Kingdom
                         Telephone No.: 44-113-243-5435
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    (Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on
                           Behalf of Subject Company)

                                 January 8, 2003
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                  (Date Tender Offer/Rights Offering Commenced)

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                  PART I - Information Sent to Security Holders

Item 1. Home Jurisdiction Documents

        The Offering Memorandum, dated January 7, 2003 (the "Offering Memorandum"), relating to the exchange offer (the "Exchange Offer") made by Wal-Mart Stores, Inc. ("Wal-Mart") for the 8.375% Notes due 2007, the 10.875% Bonds due 2010 and the 6.625% Notes due 2015 of Asda Group Limited (collectively, the "Asda Debt Securities"), which is a wholly-owned subsidiary of Wal-Mart, is attached to this Form CB as Exhibit I.1.

Item 2. Informational Legends.

        A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the cover page of the Offering Memorandum.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

        The following reports and information, which are attached to this Form CB as exhibits, must be publicly available in connection with the Exchange Offer, but need not be, and have not been, disseminated to the holders of the Asda Debt Securities:

Exhibit No.                                             Document
-----------                                             --------

      II.1. The Indenture, dated December 11, 2002, between Wal-Mart and Bank One Trust Company, NA

      II.2. The form of Series Term Certificate of Wal- Mart (by which the terms of the Wal-Mart notes (the "Wal-Mart Notes") being offered in exchange for the Asda Debt Securities will be established at the Pricing Date (as defined in the Offering Memorandum)).

      II.3. The form of the Global Note (that will represent the Wal-Mart Notes on issuance).

      II.4. Form of Exchange Agency Agreement entered into between Wal-Mart and Bank One, NA.

      II.5. Form of Dealer Manager Agreement entered into between Wal-Mart and Credit Suisse First Boston (Europe) Limited.

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        II.6.                            Form of Paying Agent Agreement to be
                                         entered into between Wal-Mart and Bank
                                         One, NA.

        II.7. The Restated Certificate of Incorporation of Wal-Mart with all amendments thereto.

        II.8.                            The Bylaws of Wal-Mart.

                    PART III - CONSENT TO SERVICE OF PROCESS

Not applicable

                              PART IV - SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                              WAL-MART STORES, INC.


                                              By: /s/ Thomas M. Schoewe
                                                 -------------------------------
                                              Name:   Thomas M. Schoewe
                                              Title:  Executive Vice President
                                                and Chief Financial Officer
                                              Date: January 8, 2003